06011381

GUS

Ref: adr220206

22 February 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

dw 3/7

SCHEDULE OF DOCUMENTS ISSUED
30 JANUARY 2006 to 21 FEBRUARY 2006

COMPANIES HOUSE FILINGS		
3 February 2006	-	Change of director
3 February 2006	-	Forms 88(2) re allotment of shares
6 February 2006	-	Change of director details

Ref: chcorres.pgc.dir0206

3 February 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Change of director

I enclose form 288b in respect of retirement of Lady Patten as a director of GUS plc.

Yours faithfully

Paul Cooper

Assistant Company Secretary

—— for the record ——

Please complete in typescript, or in bold black capitals.

CHFP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 146575

Company Name in full GUS plc

	Day	Month	Year
Date of termination of appointment	31	01	2006

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title LADY *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) [LOUISE ALEXANDRA VIRGINIA CHARLOTTE]

Surname PATTEN OF WINCANTON

	Day	Month	Year
†Date of Birth	02	02	1954

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3/2/06

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PAUL CULLEN, GUS PLC, THE WORKS, 5 UNION STREET, MANCHESTER, M12 4JD

Tel 0870 836 4064

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

GUS

Ref: chcorres.pgc.roc88(2)s

3 February 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

FPO83

Return of Allotment of Shares

ompany Nu mber: 146575

ompany n ame in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,594	4,471	
Nominal value of each share	~~25p~~ 29 3/43 p	~~25p~~ 29 3/43 p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.757	£6.350	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 13,065
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,065

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 27 January 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./TK/5713 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26,798		
Nominal value of each share	~~25p~~ 29 3/43 p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.540		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

CHFPO83

Return of Allotment of Shares

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	230		
Nominal value of each share	29 3/43 p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name -	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares Allotted	Number allotted
Address -	The Causeway Worthing West Sussex BN99 6DA	ORDINARY	230

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 3 February 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Alan Walsh Tel 01903 833309
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,515	3,701	1,687
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name ddress UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address K Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________________ **Date** 3 February 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 19	*Month* 01	*Year* 2005	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,188	36	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted Ordinary	Number allotted 23,127
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **23,127**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 3 February 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to Form 8(2) dated 3 February 2006

ALLOTMENT DATE :

Title	Forename(s)	Surname	Address			Post Code	Shares Allotted
MRS	SAFINA	AHMED	171 DEVONSHIRE AVE	WOKING	SURREY	GU21 5QD	290
MR	ZULFIQAR	AHMED	86 MARSH HOUSE LANE	WARRINGTON	CHESHIRE	WA1 3QU	660
MR	RONALD JOHN	BULL	3 ELMGROVE CLOSE	BRIDGWATER	SOMERSET	TA6 4UD	290
MRS	STEPHANIE	GIBSON	33 QUEENS ROAD	HAZEL GROVE	STOCKPORT	SK7 4HX	804
MRS	SUSAN	GODLEY	4 LAVENDER GROVE	BEESTON RYLANDS	NOTTINGHAM	NG9 1QJ	3,970
MR	SIMON	HALL	28 LUPIN GROVE	ROGERSTONE	NEWPORT	NP10 9LJ	1,460
MRS	JENNIFER CECILE	HAND	191 WHALLEY DRIVE	BLETCHLEY	MILTON KEYNES	MK3 6JL	290
MR	MICHAEL JOHN	MATTHYS	8 BROCKLEY ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 5JY	3,970
MRS	ASHVINI	MISTRY	149 BANKS ROAD	TOTON	NOTTINGHAM	NG9 6HL	564
MR	ARTHUR THOMAS	OPENSHAW	178 BELL LANE	BURY	LANCASHIRE	BL9 6DG	871
MR	JOHN KENDALL	PUTT	3 COTTESMORE DRIVE	LOUGHBOROUGH	LEICESTER	LE11 2RL	726
MISS	TRACEY	SHEARD	62 KING EDWARD STREET	BARNSLEY	SOUTH YORKSHIRE	S71 2RJ	145
MRS	ANN	TRAVERS	35 CHRISTIE ROAD	BEDFORD	BEDFORDSHIRE	MK42 0EP	58
MR	BASTIAAN	TRUIJENS	MIENT 133	2564KJ DEN HAAG	NETHERLANDS		726
MRS	JACQUELINE C	WHITTLE	18 CONWAY DRIVE	FULWOOD	PRESTON	PR2 3EN	3,970
MR	DAVID	WILSON	1 BANK HOUSE COURT	HOGNASTON	ASHBOURNE	DE6 1PR	3,970
MR	MARK RICHARD	WILSON	12 HARWOODS LANE	HOODLESDEN	LANCASHIRE	BB3 3LL	363
							23,127

CHFP083

Return of Allotment of Shares

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sl   ɜs were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,592	64,981	3,949
Nominal value of each share	0.290697p	0.290697p	0.290697p
Amount (if any) paid or due on each share *(including any share premium)*	£3.757	£5.540	£6.350

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 74,901
Name Steven Melton Address Mulberry House, 16A The Green Deanshanger Milton Keynes UK Postcode MK19 9HJ	Class of shares allotted Ordinary	Number allotted 1,621
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **76,522**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 27 January 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./TK/5817 Tel: 0870 836 4064
DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number	146575
Company name in full	GUS plc
	1 of 21

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,467	278	33
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	648p	687p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Cazenove Nominees Limited		
Address	12 Tokenhouse Yard, London.	Ordinary	3,703
UK Postcode	EC2R 7AN		
		Class of shares allotted	Number allotted
Name	Mrs Virginia Anne Hemley		
Address	98 Shrewsbury Road, Forest Gate,London	Ordinary	764
UK Postcode	E7 8QB		
		Class of shares allotted	Number allotted
Name	Mr Lewis Bell		
Address	11 Mathews Road, Murton, Seaham, County Durham	Ordinary	95
UK Postcode	SR7 9DG		
		Class of shares allotted	Number allotted
Name	Mr Richard Anthony Dawson		
Address	32 Andrew Goodall Close, Toftwood, Dereham, Norfolk	Ordinary	117
UK Postcode	NR19 1SR		
		Class of shares allotted	Number allotted
Name	Mr Matthew Reece		
Address	181B West Barnes Lane, New Malden, Surrey	Ordinary	99
UK Postcode	KT3 6HY		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 3 February 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,660		
Nominal value of each share	0.290697p		
Amount (if any) paid or due on each share *(including any share premium)*	5.540p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 21,660
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **21,660**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 3 February 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./SJK/E5977 Tel: 0870 836 4064
DX number DX exchange

CHFP083

Return of Allotment of Shares

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,802	32,146	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.757	£6.530	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 45,948
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **45,948**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 3 February 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./LB/E6001 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which sh... s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,220	19,337	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£5.540	£6.530	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 24,864
Name Carl Hargrave Address 23 Herbert Gardens Towcester UK Postcode NN12 7BB	Class of shares allotted Ordinary	Number allotted 1,693
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **26,557**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 3 February 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./TK/6056 Tel: 0870 836 4064

DX number DX exchange

Ref: chcorres.pgc.dir0206

6 February 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Change of director details

I enclose form 288c in respect of a change in details for John Coombe.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House

288c

Please complete in typescript, or in bold black capitals.

CHWP000

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 146575

Company Name in full GUS plc

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 0 2 0 2 2 0 0 5

Name *Style / Title: *Honours etc:

Forename(s): JOHN DAVID

Surname: COOMBE

† Date of Birth (Day Month Year): 1 7 0 3 1 9 4 5

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

HSBC, 8 CANADA SQUARE,

Post town: LONDON

County / Region:

Postcode: E14 5HQ

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3/2/06

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester, M12 4JD

Tel 0870 836 4064

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

82 5017

GUS

Ref: PGC/ann010206Trust

2 February 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	093703
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), held 10,967,855 Ordinary shares of 29 3/43 pence each in the Company at 31 January 2006. The notification from Abacus was received by the Company on that day.

As announced on 20 December 2005, the holding at 16 December 2005 was 11,068,908 shares of 29 3/43 pence each and since then 101,053 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of the Trust and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017

10 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc Approved Scheme and 130,000 shares to be issued under the GUS plc Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

13 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc 1998 Approved Scheme and 130,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

14 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc 1998 Approved Scheme and 130,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
15 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc 1998 Approved Scheme and 130,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
16 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc 1998 Approved Scheme and 130,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
17 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc 1998 Approved Scheme and 130,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
20 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc 1998 Approved Scheme and 130,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017
21 February 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 40,000 shares to be issued under the GUS plc 1998 Approved Scheme and 130,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.